FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2013
Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Notice to AGM

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited
Date:	May 24, 2013	By:	/s/ Shanthi Venkatesan
			Name:	Shanthi Venkatesan
			Title:	Deputy General Manager

Item 1

N o t i c e

NOTICE is hereby given that the Nineteenth Annual General Meeting of the Members of ICICI Bank Limited (the Bank/Company) will be held on Monday, June 24, 2013 at 1.15 p.m. at Sir Sayajirao Nagargruh, Vadodara Mahanagar Seva Sadan, Near GEB Colony, Old Padra Road, Akota, Vadodara 390 020, to transact the following business:

ORDINARY BUSINESS

1.
To receive, consider and adopt the audited Profit and Loss Account for the financial year ended March 31, 2013 and Balance Sheet as at that date together with the Reports of the Directors and the Auditors.

2.	To declare dividend on preference shares.

3.	To declare dividend on equity shares.

4.	To appoint a director in place of Mr. K. V. Kamath, who retires by rotation and, being eligible, offers himself for re-appointment.

5.	To appoint a director in place of Dr. Tushaar Shah, who retires by rotation and, being eligible, offers himself for re-appointment.

6.	To appoint a director in place of Mr. Rajiv Sabharwal, who retires by rotation and, being eligible, offers himself for re-appointment.

7.	To consider and, if thought fit, to pass, with or without modification, the following Resolution as an Ordinary Resolution:

RESOLVED that pursuant to the provisions of Sections 224, 225 and other applicable provisions, if any, of the Companies Act, 1956, the Banking Regulation Act, 1949 and subject to approval of Reserve Bank of India, S. R. Batliboi & Co. Limited Liability Partnership, Chartered Accountants (registration No. 301003E), formerly known as S. R. Batliboi & Co, Chartered Accountants be appointed as statutory auditors of the Company, to hold office from the conclusion of this Meeting until the conclusion of the next Annual General Meeting of the Company, on a remuneration (including terms of payment) to be fixed by the Board of Directors of the Company, based on the recommendation of the Audit Committee, plus service tax and such other tax(es), as may be applicable, and reimbursement of all out-of-pocket expenses in connection with the audit of the accounts of the Company for the year ending March 31, 2014.

8.	To consider and, if thought fit, to pass, with or without modification, the following Resolution as an Ordinary Resolution:

RESOLVED that pursuant to the provisions of Section 228 and other applicable provisions, if any, of the Companies Act, 1956, the Banking Regulation Act, 1949 and subject to such regulatory approvals and consents as may be required, the Board of Directors of the Company be and is hereby authorised to appoint branch auditors, as and when required, in consultation with the statutory auditors, to audit the accounts in respect of the Company’s branches/offices in India and abroad and to fix their terms and conditions of appointment and remuneration, based on the recommendation of the Audit Committee, plus service tax and such other tax(es), as may be applicable, and reimbursement of all out-of-pocket expenses in connection with the audit of the accounts of the branches/offices in India and abroad for the year ending March 31, 2014.

SPECIAL BUSINESS

9.	To consider and, if thought fit, to pass, with or without modification, the following Resolution as an Ordinary Resolution:

RESOLVED that Mr. Dileep Choksi in respect of whom the Company has received a notice in writing along with deposit of Rs. 500, from a Member proposing him as a candidate for the office of director under the provisions of Section 257 of the Companies Act, 1956, and who is eligible for appointment to the office of director, be and is hereby appointed as a Director of the Company.

10.	To consider and, if thought fit, to pass, with or without modification, the following Resolution as an Ordinary Resolution:

RESOLVED that Mr. K. V. Kamath in respect of whom the Company has received a notice in writing along with deposit of Rs. 500, from a Member proposing him as a candidate for the office of director under the provisions of Section 257 of the Companies Act, 1956, and who is eligible for appointment to the office of director, be appointed as a Director of the Company on conclusion of his term on April 30, 2014.

RESOLVED FURTHER that pursuant to the provisions of the Companies Act, 1956, the Banking Regulation Act, 1949, Articles of Association of the Company and subject to the approval of Reserve Bank of India and approvals of such other authorities to the extent required and subject to such terms and conditions as may be prescribed while granting such approvals, Mr. K. V. Kamath, be re-appointed as non-executive Chairman of the Company for a period of five years, effective May 1, 2014 upto April 30, 2019 and be paid a remuneration of upto Rs. 5,000,000 per annum. He will also be entitled to payment of sitting fees, maintaining of a Chairman's office at the Bank's expense, bearing of expenses by the Bank for travel on official visits and participation in various forums (both in India and abroad) as Chairman of the Bank and bearing of travel/halting/other expenses & allowances by the Bank for attending to his duties as Chairman of the Bank.

RESOLVED FURTHER that the Board be and is hereby authorised to do all such acts, deeds and things and to execute any document or instruction etc. as may be required to give effect to this Resolution.

11.	To consider and, if thought fit, to pass, with or without modification, the following Resolution as an Ordinary Resolution:

RESOLVED that subject to the applicable provisions of the Companies Act, 1956, the Banking Regulation Act, 1949 and the provisions of the Articles of Association of the Company, and subject to the approval of Reserve Bank of India, Ms. Chanda Kochhar, Managing Director & CEO, be paid the following revised remuneration effective April 1, 2013:

Salary:
In the range of Rs. 1,350,000 - Rs. 2,600,000 per month.

Perquisites:
Perquisites (evaluated as per Income-tax rules wherever applicable and otherwise at actual cost to the Bank) such as the benefit of the Bank’s furnished accommodation, gas, electricity, water and furnishings, club fees, group insurance, use of car and telephone at residence or reimbursement of expenses in lieu thereof; medical reimbursement, leave and leave travel concession, education benefits, provident fund, superannuation fund and gratuity, in accordance with the scheme(s) and rule(s) applicable from time to time. In line with the staff loan policy applicable to specified grades of employees who fulfill prescribed eligibility criteria to avail loans for purchase of residential property, the wholetime Directors are also eligible for housing loans subject to approval of RBI.

Supplementary Allowance:
In the range of Rs. 1,000,000 - Rs. 1,800,000 per month.

Bonus:
An amount upto the maximum limit permitted under the Reserve Bank of India guidelines or any modifications thereof, as may be determined by the Board or any Committee thereof, based on achievement of such performance parameters as may be laid down by the Board or any Committee thereof, and subject to such other approvals as may be necessary.

RESOLVED FURTHER that Ms. Chanda Kochhar in respect of whom the Company has received a notice in writing along with deposit of Rs. 500, from a Member proposing her as a candidate for the office of director under the provisions of Section 257 of the Companies Act, 1956, and who is eligible for appointment to the office of director, be appointed as a Director of the Company on conclusion of her term on March 31, 2014.

RESOLVED FURTHER that subject to the applicable provisions of the Companies Act, 1956, the Banking Regulation Act, 1949 and the provisions of the Articles of Association of the Company, and subject to the approval of Reserve Bank of India, Ms. Chanda Kochhar, be re-appointed as the Managing Director & CEO of the Company, effective April 1, 2014 upto March 31, 2019.

RESOLVED FURTHER that the Board or any Committee thereof, be and is hereby authorised to decide the remuneration (salary, perquisites and bonus) payable to Ms. Chanda Kochhar and her designation during her tenure as a Managing Director & CEO of the Company, within the terms mentioned above, subject to the approval of Reserve Bank of India where applicable, from time to time.

RESOLVED FURTHER that in the event of absence or inadequacy of net profit in any financial year, the remuneration payable to Ms. Chanda Kochhar shall be governed by Section II of Part II of Schedule XIII of the Companies Act, 1956, or any modification(s) thereto.

RESOLVED FURTHER that Ms. Chanda Kochhar shall not be subject to retirement by rotation during her tenure as the Managing Director & CEO.

RESOLVED FURTHER that the Board be and is hereby authorised to do all such acts, deeds and things and to execute any document or instruction etc. as may be required to give effect to this Resolution.

12.	To consider and, if thought fit, to pass, with or without modification, the following Resolution as an Ordinary Resolution:

RESOLVED that subject to the applicable provisions of the Companies Act, 1956, the Banking Regulation Act, 1949 and the provisions of the Articles of Association of the Company, and subject to the approval of Reserve Bank of India, Mr. N. S. Kannan, Executive Director & Chief Financial Officer, be paid the following revised remuneration effective April 1, 2013:

Salary:
In the range of Rs. 950,000 - Rs. 1,700,000 per month.

Perquisites:
Perquisites (evaluated as per Income-tax rules wherever applicable and otherwise at actual cost to the Bank) such as the benefit of the Bank’s furnished accommodation, gas, electricity, water and furnishings, club fees, group insurance, use of car and telephone at residence or reimbursement of expenses in lieu thereof; medical reimbursement, leave and leave travel concession, education benefits, provident fund, superannuation fund and gratuity, in accordance with the scheme(s) and rule(s) applicable from time to time. In line with the staff loan policy applicable to specified grades of employees who fulfill prescribed eligibility criteria to avail loans for purchase of residential property, the wholetime Directors are also eligible for housing loans subject to approval of RBI.

Supplementary Allowance:
In the range of Rs. 675,000 - Rs.1,225,000 per month.

Bonus:
An amount upto the maximum limit permitted under the Reserve Bank of India guidelines or any modifications thereof, as may be determined by the Board or any Committee thereof, based on achievement of such performance parameters as may be laid down by the Board or any Committee thereof, and subject to such other approvals as may be necessary.

RESOLVED FURTHER that Mr. N. S. Kannan in respect of whom the Company has received a notice in writing along with deposit of Rs. 500, from a Member proposing him as a candidate for the office of director under the provisions of Section 257 of the Companies Act, 1956, and who is eligible for appointment to the office of director, be appointed as a Director of the Company on conclusion of his term on April 30, 2014.

RESOLVED FURTHER that subject to the applicable provisions of the Companies Act, 1956, the Banking Regulation Act, 1949 and the provisions of the Articles of Association of the Company, and subject to the approval of Reserve Bank of India, Mr. N. S. Kannan, be re-appointed as a wholetime Director (designated as Executive Director & Chief Financial Officer) of the Company, effective May 1, 2014 upto April 30, 2019.

RESOLVED FURTHER that in the event of absence or inadequacy of net profit in any financial year, the remuneration payable to Mr. N. S. Kannan shall be governed by Section II of Part II of Schedule XIII of the Companies Act, 1956, or any modification(s) thereto.

RESOLVED FURTHER that Mr. N. S. Kannan shall not be subject to retirement by rotation during his tenure as wholetime Director. However, in order to comply with the provisions of the Articles of Association of the Company and the Companies Act, 1956, he shall be liable to retire by rotation, if, at any time, the number of non-rotational Directors exceed one-third of the total number of Directors. If he is re-appointed as Director immediately on retirement by rotation, he shall continue to hold office of wholetime Director and the retirement by rotation and re-appointment shall not be deemed to constitute a break in his appointment as wholetime Director.

RESOLVED FURTHER that the Board or any Committee thereof, be and is hereby authorised to decide the remuneration (salary, perquisites and bonus) payable to Mr. N. S. Kannan and his designation during his tenure as a wholetime Director of the Company, within the terms mentioned above, subject to the approval of Reserve Bank of India where applicable, from time to time.

RESOLVED FURTHER that the Board be and is hereby authorised to do all such acts, deeds and things and to execute any document or instruction etc. as may be required to give effect to this Resolution.

13.	To consider and, if thought fit, to pass, with or without modification, the following Resolution as an Ordinary Resolution:

RESOLVED that subject to the applicable provisions of the Companies Act, 1956, the Banking Regulation Act, 1949 and the provisions of the Articles of Association of the Company, and subject to the approval of Reserve Bank of India, Mr. K. Ramkumar, Executive Director of the Company be paid the following revised remuneration effective April 1, 2013:

Salary:
In the range of Rs. 950,000 - Rs. 1,700,000 per month.

Perquisites:
Perquisites (evaluated as per Income-tax rules wherever applicable and otherwise at actual cost to the Bank) such as the benefit of the Bank’s furnished accommodation, gas, electricity, water and furnishings, club fees, group insurance, use of car and telephone at residence or reimbursement of expenses in lieu thereof; medical reimbursement, leave and leave travel concession, education benefits, provident fund, superannuation fund and gratuity, in accordance with the scheme(s) and rule(s) applicable from time to time. In line with the staff loan policy applicable to specified grades of employees who fulfill prescribed eligibility criteria to avail loans for purchase of residential property, the wholetime Directors are also eligible for housing loans subject to approval of RBI.

Supplementary Allowance:
In the range of Rs. 675,000 - Rs.1,225,000 per month.

Bonus:
An amount upto the maximum limit permitted under the Reserve Bank of India guidelines or any modifications thereof, as may be determined by the Board or any Committee thereof, based on achievement of such performance parameters as may be laid down by the Board or any Committee thereof, and subject to such other approvals as may be necessary.

RESOLVED FURTHER that Mr. K. Ramkumar in respect of whom the Company has received a notice in writing along with deposit of Rs. 500, from a Member proposing him as a candidate for the office of director under the provisions of Section 257 of the Companies Act, 1956, and who is eligible for appointment to the office of director, be appointed as a Director of the Company on conclusion of his term on January 31, 2014.

RESOLVED FURTHER that subject to the applicable provisions of the Companies Act, 1956, the Banking Regulation Act, 1949 and the provisions of the Articles of Association of the Company, and subject to the approval of Reserve Bank of India, Mr. K. Ramkumar, be re-appointed as a wholetime Director (designated as Executive Director) of the Company, effective February 1, 2014 upto January 31, 2019.

RESOLVED FURTHER that in the event of absence or inadequacy of net profit in any financial year, the remuneration payable to Mr. K. Ramkumar shall be governed by Section II of Part II of Schedule XIII of the Companies Act, 1956, or any modification(s) thereto.

RESOLVED FURTHER that Mr. K. Ramkumar shall not be subject to retirement by rotation during his tenure as wholetime Director. However, in order to comply with the provisions of the Articles of Association of the Company and the Companies Act, 1956, he shall be liable to retire by rotation, if, at any time, the number of non-rotational Directors exceed one-third of the total number of Directors. If he is re-appointed as Director immediately on retirement by rotation, he shall continue to hold office of wholetime Director and the retirement by rotation and re-appointment shall not be deemed to constitute a break in his appointment as wholetime Director.

RESOLVED FURTHER that the Board or any Committee thereof, be and is hereby authorised to decide the remuneration (salary, perquisites and bonus) payable to Mr. K. Ramkumar and his designation during his tenure as a wholetime Director of the Company, within the terms mentioned above, subject to the approval of Reserve Bank of India where applicable, from time to time.

RESOLVED FURTHER that the Board be and is hereby authorised to do all such acts, deeds and things and to execute any document or instruction etc. as may be required to give effect to this Resolution.

14.	To consider and, if thought fit, to pass, with or without modification, the following Resolution as an Ordinary Resolution:

RESOLVED that subject to the applicable provisions of the Companies Act, 1956, the Banking Regulation Act, 1949 and the provisions of the Articles of Association of the Company, and subject to the approval of Reserve Bank of India, Mr. Rajiv Sabharwal, Executive Director be paid the following revised remuneration effective April 1, 2013:

Salary:
In the range of Rs. 900,000 - Rs. 1,600,000 per month.

Perquisites:
Perquisites (evaluated as per Income-tax rules wherever applicable and otherwise at actual cost to the Bank) such as the benefit of the Bank’s furnished accommodation, gas, electricity, water and furnishings, club fees, group insurance, use of car and telephone at residence or reimbursement of expenses in lieu thereof; medical reimbursement, leave and leave travel concession, education benefits, provident fund, superannuation fund and gratuity, in accordance with the scheme(s) and rule(s) applicable from time to time. In line with the staff loan policy applicable to specified grades of employees who fulfill prescribed eligibility criteria to avail loans for purchase of residential property, the wholetime Directors are also eligible for housing loans subject to approval of RBI.

Supplementary Allowance:
In the range of Rs. 650,000 - Rs.1,200,000 per month.

Bonus:
An amount upto the maximum limit permitted under the Reserve Bank of India guidelines or any modifications thereof, as may be determined by the Board or any Committee thereof, based on achievement of such performance parameters as may be laid down by the Board or any Committee thereof, and subject to such other approvals as may be necessary.

RESOLVED FURTHER that in the event of absence or inadequacy of net profit in any financial year, the remuneration payable to Mr. Rajiv Sabharwal shall be governed by Section II of Part II of Schedule XIII of the Companies Act, 1956, or any modification(s) thereto.

RESOLVED FURTHER that the Board or any Committee thereof, be and is hereby authorised to decide the remuneration (salary, perquisites and bonus) payable to Mr. Rajiv Sabharwal and his designation during his tenure as a wholetime Director of the Company, within the terms mentioned above, subject to the approval of Reserve Bank of India where applicable, from time to time.

RESOLVED FURTHER that the Board be and is hereby authorised to do all such acts, deeds and things and to execute any document or instruction etc. as may be required to give effect to this Resolution.

NOTES:

a.	The relative Explanatory Statement pursuant to Section 173(2) of the Companies Act, 1956, in respect of Item Nos. 7, 9 to 14 set out in the Notice is annexed hereto.

b.
A MEMBER ENTITLED TO ATTEND AND VOTE IS ENTITLED TO APPOINT A PROXY TO ATTEND AND, ON A POLL, TO VOTE INSTEAD OF HIMSELF. SUCH A PROXY NEED NOT BE A MEMBER OF THE COMPANY. PROXIES, IN ORDER TO BE VALID AND EFFECTIVE, MUST BE DELIVERED AT THE REGISTERED/CORPORATE OFFICE OF THE COMPANY NOT LATER THAN FORTY-EIGHT HOURS BEFORE THE COMMENCEMENT OF THE MEETING.

c.
Members are requested to note that the Company’s equity shares are under compulsory demat trading for all investors, subject to the provisions of SEBI Circular No.21/99 dated July 8, 1999. Members are, therefore, requested to dematerialise their shareholding to avoid inconvenience.

d.
The Register of Members and the Share Transfer Books of the Company will remain closed from June 1, 2013 to June 24, 2013 (both days inclusive). Dividend for the year ended March 31, 2013, at the rate of Rs. 20/- per fully paid-up equity share, if declared at the Meeting, will be paid on and from Tuesday, June 25, 2013:

(i)
to those Members, holding shares in physical form, whose names appear on the Register of Members of the Company, at the close of business hours on Monday, June 24, 2013 after giving effect to all valid transfers in physical form lodged on or before May 31, 2013  with the Company and/or its Registrar and Transfer Agent; and

(ii)
in respect of shares held in electronic form, to all beneficial owners as per the details furnished by National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited (CDSL) at the close of business hours on May 31, 2013.

In terms of the directives of Securities and Exchange Board of India, shares issued by companies should rank pari passu in all respects, including dividend entitlement, and accordingly the equity shares allotted/to be allotted by the Company upto May 31, 2013 under the ICICI Bank Employees Stock Option Scheme will be entitled for full dividend for the financial year ended March 31, 2013, if declared at the Meeting. The dividend proposed is in accordance with applicable RBI guidelines and the dividend policy of the Bank.

e.
Members holding shares in physical form are requested to immediately notify change in      their address, to the Registrar and Transfer Agent of the Company, viz. 3i lnfotech Limited, International Infotech Park, Tower 5, 3rd Floor, Vashi Railway Station Complex, Vashi, Navi Mumbai 400 703, quoting their Folio Number(s).

In order to avoid fraudulent encashment of dividend warrants, Members holding shares in physical form are requested to send to the Registrar and Transfer Agent of the Company, at the above mentioned address, on or before May 31, 2013 a Bank Mandate (providing details of name and address of banker, branch, PIN code and particulars of the bank account) or changes therein, if not provided earlier, under the signature of the Sole/First holder quoting their Folio Number. This information will be printed on the dividend warrants. Members may also avail of the Electronic Clearing Service (ECS) mandate facility provided by the Company.

f.
Members holding shares in dematerialised mode are requested to intimate all changes pertaining to their bank details, ECS mandates, email addresses, nominations, power of attorney, change of address/name etc. to their Depository Participant (DP) only and not to the Company or its Registrar and Transfer Agent. Any such changes effected by the DPs will automatically reflect in the Company’s subsequent records.

g.
Pursuant to the provisions of Section 205C of the Companies Act, 1956, the amounts of dividend remaining unclaimed for a period of seven years from the date of its transfer to the Unpaid Dividend Accounts of the Company and erstwhile The Bank of Rajasthan Limited are required to be transferred to the Investor Education and Protection Fund (IEPF) established by the Central Government and, thereafter, no payments shall be made by the Company or by the IEPF in respect of such amounts. Therefore, the amount of unclaimed dividend upto the financial year ended March 31, 2005 has been transferred and for the financial year ended March 31, 2006 would be transferred to the IEPF. As such, Members who have not yet encashed their dividend warrant(s) for the financial year ended March 31, 2006 and/or subsequent years are requested to submit their claims to the Registrar and Transfer Agent of the Company without any delay.

h.	Members may avail of the nomination facility as provided under Section 109A of the Companies Act, 1956.

i.
Pursuant to the requirements on corporate governance under Clause 49 of listing agreements entered into with stock exchanges, the information about the Directors proposed to be appointed/re-appointed is given in the Annexure to the Notice.

j.	The annual report of the Company circulated to the Members of the Company, will be made available on the Company’s website at www.icicibank.com.

k.
Members desirous of getting any information about the accounts and/or operations of the Company are requested to write to the Company at least seven days before the date of the Meeting to enable the Company to keep the information ready at the Meeting.

l.
All the documents referred to in the Notice and Explanatory Statement will be available for inspection by the Members at the Registered/Corporate Office of the Company between 10.30 a.m. and 12.30 p.m. on all working days from the date hereof upto the date of the Meeting.

The Bank has implemented the 'Green Initiative' circulars issued by Ministry of Corporate Affairs (MCA) vide their Circular Nos.17/2011 and 18/2011 dated April 21, 2011 and April 29, 2011 respectively and effected electronic delivery of Notice of Annual General Meeting and Annual Report previously to those shareholders whose email ids were registered with the respective Depository Participants and downloaded from the depositories viz. National Securities Depository Limited (NSDL)/Central Depository Services (India) Limited (CDSL). Securities and Exchange Board of India (SEBI) have also in line with the MCA circulars and as provided in Clause 32 of the Listing Agreement executed with the stock exchanges, permitted listed entities to supply soft copies of full annual reports to all those shareholders who have registered their email addresses for the purpose. In terms of the Circular No. NSDL/CIR/II/10/2012 dated March 9, 2012 issued by National Securities Depository Limited, email addresses made available by the Depository for your respective Depository Participant accounts as part of the beneficiary position downloaded from the Depositories from time to time will be deemed to be your registered email address for serving notices/documents including those covered under Section 219 of the Companies Act, 1956 read with Section 53 of the Companies Act, 1956. In light of the requirements prescribed by the aforesaid circulars, for those shareholders whose Depository Participant accounts do not contain the details of their email address, printed copies of the Notice of Annual General Meeting and Annual Report for the year ended March 31, 2013 would be despatched. The Notice of Annual General Meeting and the copies of audited financial statements, directors’ report, auditors’ report, business responsibility report etc. will also be displayed on the website www.icicibank.com of the Bank and the other requirements of the aforesaid MCA circulars will be duly complied with. Members holding shares in electronic mode are therefore requested to ensure to keep their email addresses updated with the Depository Participants. Members holding shares in physical mode are also requested to update their email addresses by writing to the Registrar and Transfer Agent of the Company at the address mentioned in (e) above quoting their folio number(s).

By Order of the Board

Sandeep Batra
Group Compliance Officer
& Company Secretary

Mumbai, May 13, 2013

Registered Office: Landmark Race Course Circle Vadodara 390 007	Corporate Office: ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051

EXPLANATORY STATEMENT UNDER SECTION 173(2) OF THE COMPANIES ACT, 1956

Item No. 7
Although not required, the Explanatory Statement is being given in respect of Item No. 7 of the Notice. S. R. Batliboi & Co, Chartered Accountants were appointed as auditors by the Members at their Sixteenth Annual General Meeting held on June 28, 2010 and were last re-appointed by the Members at their Eighteenth Annual General Meeting held on June 25, 2012. S. R. Batliboi & Co. have intimated the Company vide their letter dated April 5, 2013 about the change in the name of the firm pursuant to its conversion as a Limited Liability Partnership and the consequent change in their name to S. R. Batliboi & Co. LLP. This Explanatory Statement is intended to inform the Members only about the change in the name of the auditor firm and would not have any effect on the letters, agreements, instruments, deeds, documents and writings executed by and between the Company and the audit firm and the same would continue to be in full force and effect in accordance with their terms, as if S. R. Batliboi & Co. LLP were a party to it instead of S. R. Batliboi & Co.

S. R. Batliboi & Co. LLP have forwarded a certificate to the Company stating that the appointment, if made, will be within the limit specified in sub-section (1B) of Section 224 of the Companies Act, 1956. Further, they have confirmed that they are not disqualified to be appointed as auditors under Section 226 of the Companies Act, 1956. Their appointment is subject to the approval of RBI.

The Directors recommend the adoption of the Resolution at Item No. 7 of the Notice.

No Director is in any way concerned or interested in the Resolution at Item No. 7 of the Notice.

Item No. 9
Mr. Dileep Choksi has been appointed as an additional Director effective April 26, 2013 pursuant to Section 260 of the Companies Act, 1956, read with Article 135 of the Articles of Association of the Company, and holds office upto the date of the Nineteenth Annual General Meeting of the Company as provided under the said Article but is eligible for appointment. In terms of Section 257 of the Companies Act, 1956, the Company has received a notice in writing along with deposit of Rs. 500, from a Member signifying the intention to propose the candidature of Mr. Dileep Choksi for the office of Director.

The Directors recommend the adoption of the Resolution at Item No. 9 of the Notice.

No Director is in any way concerned or interested in the Resolution at Item No. 9 of the Notice except Mr. Dileep Choksi.

Item No. 10
The Members of the Company by way of postal ballot in February 2009, approved the appointment of Mr. K. V. Kamath as non-executive Chairman of the Bank effective May 1, 2009 upto April 30, 2014 at a remuneration of Rs. 2,000,000 per annum as well as payment of sitting fees, maintaining of a Chairman's office at the Bank's expense, bearing of expenses by the Bank for travel on official visits and participation in various forums (both in India and abroad) as Chairman of the Bank and bearing of travel/halting/other expenses & allowances by the Bank for attending to his duties as Chairman of the Bank.

The Reserve Bank of India (RBI) vide its letter dated March 12, 2009 approved the appointment of Mr. K. V. Kamath as a non- executive Chairman effective May 1, 2009 upto April 30, 2012 and further approved his re-appointment vide its letter dated April 19, 2012 for a further period of two years effective May 1, 2012 upto April 30, 2014.

As the tenure of Mr. Kamath as approved by the shareholders as well as RBI would conclude before the AGM in 2014, the Board at its Meeting held on April 26, 2013 considered the re-appointment of Mr. K. V. Kamath as Chairman for a further period of five years from May 1, 2014 to April 30, 2019. Mr. K. V. Kamath has been associated as a Director with the ICICI Group (Group) since 1996 and under his leadership and guidance, the Group transformed itself into a diversified, technology driven financial services group having leadership positions across banking, insurance and asset management in India as well as a growing international presence. He has made an immense contribution to the growth and development of the Bank and the Board felt it imperative that the benefit of his expert guidance continue to be available to the executive management as well as to the Board in terms of strategic leadership and governance.

Hence, the Board of Directors, at its Meeting held on April 26, 2013 (based on the recommendation of the Board Governance, Remuneration & Nomination Committee) subject to the approval of RBI, shareholders and such other consents or permissions as may be required to be taken approved the re-appointment of Mr. K. V. Kamath as non-executive Chairman of the Bank for a period of five years effective May 1, 2014 upto April 30, 2019. Mr. K. V. Kamath would attain the age of 70 years on December 2, 2017. Pursuant to the RBI guidelines a non-executive Chairman of a bank shall retire at the age of 70 years. As the approval of members is being sought upto April 30, 2019, the Bank would seek the approval of RBI for the above period and also specifically seek approval of RBI for extension of his term beyond attainment of 70 years of age and upto April 30, 2019.

In terms of Section 257 of the Companies Act, 1956, the Company has received a notice in writing along with deposit of Rs. 500, from a Member signifying the intention to propose the candidature of Mr. K. V. Kamath for the office of director on conclusion of his term on April 30, 2014.

The Board at the same Meeting also considered the remuneration being paid to the Chairman where the amounts currently approved by both Members as well as RBI is as mentioned in Para 1 of this Explanatory Statement. The Board noted that the remuneration of Rs. 2,000,000 per annum was being paid to Mr. K. V. Kamath since 2009 and considering his continuing contribution to the Bank in his role as Chairman of the Board and several Board Committees and his stature in the country and in the financial sector globally, the remuneration for the next five years may need to be revised from time to time to be commensurate with his contribution. The Board felt that it would be appropriate to decide on a maximum scale for the next five years within which the annual remuneration can be revised.

The Board accordingly, subject to other approvals as already highlighted earlier, approved a revised remuneration threshold of upto Rs. 5,000,000 per annum within which remuneration as approved by the Board from time to time may be paid to Mr. K. V. Kamath with effect from May 1, 2014. Any revision in remuneration even within this limit would require the prior approval of RBI. The other facilities which are approved by RBI vide its letter dated March 12, 2009 and as mentioned in Para 1 of the Explanatory Statement would continue to remain the same.

The Directors recommend the adoption of the Resolution at Item No. 10 of the Notice.

No Director is in any way concerned or interested in the Resolution at Item No. 10 of the Notice except Mr. K. V. Kamath.

Item Nos. 11-13
The Members/RBI during the period 2009-2012 approved the appointments/re-appointments as well as remuneration terms payable to the following directors:

The Members by way of postal ballot in February 2009, approved the re-appointment of Ms. Chanda Kochhar as Joint Managing Director & CFO effective April 1, 2009 upto April 30, 2009 and appointment as Managing Director & CEO effective May 1, 2009 upto March 31, 2014. RBI vide its letter dated March 12, 2009 approved the re-appointment of Ms. Chanda Kochhar as Joint Managing Director & CFO effective April 1, 2009 upto April 30, 2009 and appointment as Managing Director and CEO effective May 1, 2009 upto April 30, 2012. RBI further vide its letter dated April 19, 2012 approved re-appointment of the Managing Director & CEO for a further period of two years effective May 1, 2012 upto April 30, 2014.

The Members at the Annual General Meeting held on June 29, 2009 approved the appointment of Mr. N. S. Kannan as Executive Director & CFO for a period of five years effective May 1, 2009 upto April 30, 2014 and Mr. K. Ramkumar as Executive Director for a period of five years effective February 1, 2009 upto January 31, 2014. RBI vide its letter dated June 16, 2009 approved the appointments of Mr. N. S. Kannan and Mr. K. Ramkumar as Executive Directors effective May 1, 2009 to April 30, 2012 and effective February 1, 2009 to January 31, 2012 respectively. RBI further vide its letter dated January 3, 2012 approved the re-appointment of Mr. K. Ramkumar as Executive Director effective February 1, 2012 upto January 31, 2014 and vide its letter dated April 19, 2012 approved the re-appointment of Mr. N. S. Kannan as Executive Director effective May 1, 2012 upto April 30, 2014.

As the terms approved by the shareholders as well as RBI for the above Directors would conclude during the period January – April 2014 which would be before the convening of the AGM in 2014, the Board at its Meeting held on April 26, 2013 considered the re-appointments of these Directors for a further period of five years as well as remuneration terms payable to these directors in the light of their valuable contribution to the Bank.

Ms. Kochhar began her career with erstwhile ICICI Limited in 1984 and was elevated to the Board of the Bank in 2001. She was instrumental in establishing ICICI Bank during the 1990s, as well as steering the Bank towards a leadership position in its retail business with strong focus on technology, innovation, process re-engineering and expansion of distribution and scale. From 2007 to 2009, she was the Joint Managing Director & Chief Financial Officer during a critical period of rapid change in the global financial landscape. She was elevated as Managing Director & CEO of ICICI Bank in 2009 and is currently responsible for the Bank’s diverse operations in India and overseas. She also chairs the boards of the Bank’s principal subsidiaries, which include India’s leading private sector life and general insurance companies. She was conferred with the Padma Bhushan, one of India's highest civilian honours, in 2011.

Mr. N. S. Kannan, Executive Director & CFO has been with the ICICI Group for about 22 years. He joined the group as a project officer. During his tenure at the ICICI Group he has also handled infrastructure financing, structured finance and treasury operations. He also served in the positions of Chief Financial Officer and Treasurer of ICICI Bank and Executive Director of ICICI Prudential Life Insurance Company. He was designated as Executive Director & CFO on May 1, 2009 and currently heads the critical functions including finance, treasury and risk management. In 2013, Mr. Kannan was named the Best CFO in The Indian banking/financial services sector at the CNBC TV 18 CFO Awards for the second consecutive year.

Mr. K. Ramkumar joined the Bank in 2001 with rich experience of having served in leading companies like Hindustan Aeronautics, Brookebond Lipton India Limited (merged with Hindustan Unilever Limited) and ICI India Limited in the areas of Human Resources Management and Manufacturing. He was elevated to the Board in February 2009 as an Executive Director and is responsible for Human Resources, Customer Service & Operations. He is responsible for nurturing key institutions such as The Institute for Finance, Banking & Insurance and ICICI Manipal Academy for Banking & Insurance.

The Board was of the view that the vast experience of the above Directors across the Bank's and the Group’s businesses and functions would be invaluable in providing stability while at the same time charting the Bank's future strategic course in the emerging global environment.

Hence, the Board of Directors, at its Meeting held on April 26, 2013 (based on the recommendation of the Board Governance, Remuneration & Nomination Committee) approved the re-appointments of the above directors as detailed below:

1.	Re-appointment of Ms. Chanda Kochhar as Managing Director & CEO for a period of five years effective April 1, 2014 to March 31, 2019.
2.	Re-appointment of Mr. N. S. Kannan as Executive Director (designated as Executive Director & CFO) for a period of five years effective May 1, 2014 to April 30, 2019.
3.	Re-appointment of Mr. K. Ramkumar as Executive Director for a period of five years effective February 1, 2014 to January 31, 2019.

In terms of Section 257 of the Companies Act, 1956, the Company has received notices in writing from some members alongwith a deposit of Rs. 500 for each Director as mentioned above signifying their intention to propose the candidature of the above directors on the conclusion of their respective terms in the respective designations with which they are conferred with currently.

The Board at its above Meeting also noted that the salary range within which the remuneration was being paid to Directors had been approved by the shareholders at the time of their respective appointments in the year 2009. The current salary ranges for the positions of Managing Director & CEO and Executive Directors have remained the same since 2007 when the salary range for the Managing Director & CEO was set as Rs. 700,000 - Rs. 1,350,000 per month and the salary range for an Executive Director was set as Rs. 300,000 - Rs. 1,000,000 per month. The Bank follows the practice of seeking approval of the shareholders for a minimum and maximum salary range within which the Board is conferred with the authority to approve the monthly salary as well as decide the annual increments to be given to the directors. On an average the level of annual increments recommended by the Board in the basic salary is in the range of 15% over the last two years.

The Bank being governed by the Banking Regulation Act, 1949 as well as RBI guidelines is subject to a stringent regulatory framework whereby any benefit conferred whether in monetary or non-monetary form would be subject to approval of RBI. The Bank accordingly seeks the approval of RBI as and when the Board recommends increments, allowances, performance bonus, stock options and any other remuneration component, even within the ranges already approved by the shareholders.

Considering the time period of almost six years since 2007 when the salary ranges were last revised, the Board (on the basis of the recommendation of the Board Governance, Remuneration & Nomination Committee) at its Meeting held on April 26, 2013 had recommended a revision in the remuneration (including supplementary allowance) payable to Ms. Chanda Kochhar, Mr. N. S. Kannan and Mr. K. Ramkumar effective April 1, 2013 as per the details given below:

       Amounts in Rs. per month

Name and Designation	Existing salary range	Proposed salary range	Present monthly salary	Proposed monthly salary effective April 1, 2013
Ms. Chanda Kochhar, Managing Director & CEO	700,000-1,350,000	1,350,000 – 2,600,000	1,270,750	1,461,370
Mr. N. S. Kannan, Executive Director & CFO	300,000-1,000,000	950,000 – 1,700,000	839,500	965,430
Mr. K. Ramkumar, Executive Director	300,000-1,000,000	950,000 – 1,700,000	839,500	965,430

The Board or any Committee thereof, may in its absolute discretion and from time to time, fix within the above ranges, the salary payable to Ms. Chanda Kochhar, Mr. N. S. Kannan and Mr. K. Ramkumar, subject to the approval of RBI.

The present supplementary allowance being paid to the above Directors is in the nature of a fixed amount. The Board at its above Meeting also approved a minimum and maximum range of supplementary allowance within which monthly supplementary allowance as determined by the Board from time to time may be paid to the Directors subject to the approval of RBI.

The details of the existing and proposed supplementary allowance effective April 1, 2013 are given below:
                                Amounts in Rs. per month

Name and Designation	Proposed range for supplementary allowance	Current supplementary allowance	Proposed supplementary allowance effective April 1, 2013
Ms. Chanda Kochhar, Managing Director & CEO	1,000,000 - 1,800,000	870,862	1,001,500
Mr. N. S. Kannan, Executive Director & CFO	675,000 - 1,225,000	596,037	685,500
Mr. K. Ramkumar, Executive Director	675,000 - 1,225,000	596,037	685,500

The Bank’s approach to compensation is intended to drive meritocracy within the framework of prudent risk management. Compensation is linked to corporate performance, business performance and individual performance considering also the developments in the operating environment. The structure of remuneration for wholetime Directors seeks to ensure that fixed pay is reasonable, taking into account all factors including industry practice, and remuneration is reflective of risk outcomes. The fixed cash compensation levels are also benchmarked with other Indian private sector banks. The above revisions are in line with the compensation for comparable positions in other Indian private sector banks and are significantly moderate relative to the compensation for comparators in the non-banking industry and for directors in similar positions.

The Directors recommend the adoption of the Resolutions at Item Nos. 11-13 of the Notice. The information contained in the Notice and the Explanatory Statement appended thereto may be treated as an abstract under Section 302 of the Companies Act, 1956.

No Director is in any way concerned or interested in the Resolutions at Item Nos. 11-13 of the Notice except Ms. Chanda Kochhar, Mr. N. S. Kannan and Mr. K. Ramkumar.

Item No. 14
The Members of the Company vide Resolution passed at the Annual General Meeting held on June 28, 2010 approved the appointment and remuneration of Mr. Rajiv Sabharwal as a wholetime Director (designated as Executive Director) of the Bank effective from the date of receipt of approval from RBI i.e. June 24, 2010 upto June 23, 2015. RBI, vide its letter dated June 24, 2010 approved the appointment of Mr. Rajiv Sabharwal as an Executive Director effective June 24, 2010 upto June 23, 2013. The Bank has made an application to RBI seeking approval for re-appointment of Mr. Rajiv Sabharwal for a further period of two years effective June 24, 2013 upto June 23, 2015.

The Explanatory Statement to Item Nos. 11-13 already details the framework within which the structure of remuneration for wholetime Directors is fixed and the fact that the Board (based on the recommendations of the Board Governance, Remuneration & Nomination Committee) at its Meeting held on April 26, 2013 recommended a revision in the remuneration (including supplementary allowance) payable to wholetime Directors.

On the same lines, the remuneration for Mr. Rajiv Sabharwal has been revised from the existing range of Rs. 300,000 - Rs. 1,000,000 per month to Rs. 900,000 - Rs. 1,600,000 per month with the proposed monthly salary effective April 1, 2013 being Rs. 912,530 per month as against the present monthly salary of Rs. 793,500. As per the revision in the supplementary allowance, Mr. Sabharwal would be entitled to a supplementary allowance within the proposed range of Rs. 650,000 - Rs. 1,200,000 per month effective April 1, 2013 with the supplementary allowance effective April 1, 2013 being Rs. 663,500 per month as against the present fixed amount of Rs. 576,713 per month.

The Board or any Committee thereof, may in its absolute discretion and from time to time, fix within the above ranges, the salary payable (including supplementary allowance) to Mr. Rajiv Sabharwal, subject to the approval of RBI. The information contained in the Notice and the Explanatory Statement appended thereto may be treated as an abstract under Section 302 of the Companies Act, 1956.

The Directors recommend the adoption of the Resolution at Item No. 14 of the Notice.

No Director is in any way concerned or interested in the Resolution at Item No. 14 of the Notice except Mr. Rajiv Sabharwal.

By Order of the Board
Sandeep Batra
Group Compliance Officer
& Company Secretary

Mumbai, May 13, 2013

Registered Office: Landmark Race Course Circle Vadodara 390 007	Corporate Office: ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051

ANNEXURE

Pursuant to Clause 49 of the listing agreements with the stock exchanges, following information is furnished about the Directors proposed to be appointed/re-appointed

1.
Mr. Dileep Choksi is a qualified chartered accountant and has over 35 years of professional experience. He was formerly the Joint Managing Partner of Deloitte in India. In addition to tax and commercial law, his areas of practice have included the audit & assurance functions. In the field of banking, he has held the positions of director and member of advisory boards. He has dealt with multinational corporations and leading national enterprises. He is presently a non-executive Director of three subsidiary companies of ICICI Bank-ICICI Lombard General Insurance Company Limited, ICICI Prudential Asset Management Company Limited and ICICI Home Finance Company Limited. Mr. Choksi held 500 shares of the Company as on May 3, 2013.

Other Directorships	Committee Memberships
Name of Company	Name of Committee
ICICI Lombard General Insurance Company Limited

NSE IT Limited

ICICI Prudential Asset Management Company Limited

Reliance GeneMedix Plc

3i Infotech Limited

ICICI Home Finance Company Limited

ACE Derivatives and Commodity Exchange Limited

Datamatics Global Services Limited

Lupin Limited

Mafatlal Cipherspace Private Limited

ICICI Bank Limited
Audit Committee, Alternate Chairman
Risk Committee
Fraud Monitoring Committee

ICICI Lombard General Insurance Company Limited
Audit Committee, Chairman

ICICI Prudential Asset Management Company Limited
Audit Committee

NSE IT Limited
Audit Committee, Chairman

Reliance GeneMedix Plc
Audit Committee, Chairman

3i Infotech Limited
Audit Committee, Chairman

ICICI Home Finance Company Limited
Audit Committee

ACE Derivatives and Commodity Exchange Limited
Audit Committee

Lupin Limited
Audit Committee

2.
Mr. K. V. Kamath is the non-executive Chairman of the Board of Directors of ICICI Bank and Infosys Limited. He has a degree in mechanical engineering and did his management studies at the Indian Institute of Management, Ahmedabad. Mr. Kamath started his career in 1971 at ICICI, an Indian financial institution that founded ICICI Bank and merged with it in 2002. In 1988, he moved to the Asian Development Bank and spent several years in South-East Asia before returning to ICICI as its Managing Director & CEO in 1996. Under his leadership, the ICICI Group transformed itself into a diversified, technology-driven financial services group that has leadership positions across banking, insurance and asset management in India, and an international presence. He retired as Managing Director & CEO in April 2009, and took up his present position as non-executive Chairman. Mr. Kamath joined the Board of Infosys in May 2009 and took over as Chairman of the Board in August 2011. Mr. Kamath held 4,90,000 shares of the Company as on May 3, 2013.

Other Directorships	Committee Memberships
Name of Company	Name of Committee
Infosys Limited, Chairman Schlumberger Limited
ICICI Bank Limited
Credit Committee, Chairman
Customer Service Committee, Chairman
Risk Committee, Chairman
Board Governance, Remuneration & Nomination Committee, Chairman
Fraud Monitoring Committee
Information Technology Strategy Committee

Schlumberger Limited
Audit Committee
Finance Committee, Chairman

3.
Dr. Tushaar Shah was first appointed on the Board of ICICI Bank Limited effective May 3, 2010. Dr. Shah is a Senior Fellow of the Colombo-based International Water Management Institute and works out of Anand in Gujarat, western India. He is an economist and public policy specialist and was formerly the Director of the Institute of Rural Management at Anand in India. He has over 30 years of experience and has done extensive research in water institutions and policies. He was honoured with the Outstanding Scientist award of the Consultative Group of International Agricultural Research (CGIAR) in 2002. His most recent publication is "Taming the Anarchy: Groundwater Governance in South Asia" published by the Resources for the Future Press, Washington. Dr. Shah does not hold any shares of the Company as on May 3, 2013.

Other Directorships	Committee Memberships
Name of Company	Name of Committee
Nil	ICICI Bank Limited Corporate Social Responsibility Committee

4.
Mr. Rajiv Sabharwal is an Executive Director on the Board of ICICI Bank. He is responsible for retail and rural banking. He is also the non-executive Chairman of ICICI Home Finance Company Limited. Mr. Sabharwal has a degree in mechanical engineering from the Indian Institute of Technology, Delhi and  did his management studies at Indian Institute of Management, Lucknow. He has over 20 years of experience in the banking & financial services industry. He has been with the ICICI Group since 1998 (apart from a brief period during 2009-2010) and has held leadership positions in various areas of the retail and rural banking businesses. His contribution in the growth of ICICI Bank's mortgage and retail business is widely acknowledged. He was elevated to the Board of Directors of ICICI Bank in 2010. Mr. Sabharwal does not hold any shares of the Company as on May 3, 2013.

Other Directorships	Committee Memberships
Name of Company	Name of Committee
ICICI Home Finance Company Limited, Chairman ICICI Prudential Life Insurance Company Limited
ICICI Bank Limited
Fraud Monitoring Committee
Asset Liability Management Committee
Committee of Executive Directors
Committee for Identification of Wilful Defaulters
Grievance Redressal Committee for Borrowers Identified as Wilful Defaulters
Committee of Senior Management

ICICI Home Finance Company Limited
Asset Liability Management Committee
Committee of Directors
Management Committee

5.
Ms. Chanda Kochhar is the Managing Director & Chief Executive Officer of ICICI Bank. She is widely recognised for her role in shaping the retail banking sector in India and for her leadership of the ICICI Group, as well as her contributions to various forums in India and globally. Ms. Kochhar began her career with erstwhile ICICI Limited in 1984 and was elevated to the Board of Directors of ICICI Bank in 2001. She was instrumental in establishing ICICI Bank during the 1990s, and subsequently headed the infrastructure finance and corporate banking business in ICICI Limited. In 2000, she took on the challenge of building the nascent retail business, with strong focus on technology, innovation, process re-engineering and expansion of distribution and scale. The Bank achieved a leadership position in this business. During 2006-2007, she successfully led the Bank’s corporate and international banking businesses during a period of heightened activity and global expansion by Indian companies. From 2007 to 2009, she was the Joint Managing Director & Chief Financial Officer during a critical period of rapid change in the global financial landscape. She was elevated as Managing Director & CEO of ICICI Bank in 2009 and is responsible for the Bank’s diverse operations in India and overseas. She also chairs the boards of the Bank’s principal subsidiaries, which include India’s leading private sector life and general insurance companies.

In addition to her responsibilities at the ICICI Group, Ms. Kochhar is a member of the Prime Minister's Council on Trade & Industry, the Board of Trade, High-Level Committee on Financing Infrastructure, US-India CEO Forum and UK-India CEO Forum. She is Deputy Chairperson of the Indian Banks’ Association, and a member of the boards of the Indian Council for Research on International Economic Relations, National Institute of Securities Markets, Institute of International Finance, Inc and International Monetary Conference. She was co-chair of the World Economic Forum’s Annual Meeting in 2011.

She was conferred with the Padma Bhushan, one of India's highest civilian honours, in 2011. Ms. Kochhar held 3,28,925 shares of the Company as on May 3, 2013.

Other Directorships	Committee Memberships
Name of Company	Name of Committee
ICICI Bank UK Plc, Chairperson

ICICI Bank Canada, Chairperson

ICICI Bank Eurasia Limited Liability Company, Chairperson

ICICI Prudential Life Insurance Company Limited, Chairperson

ICICI Lombard General Insurance Company Limited, Chairperson

ICICI Prudential Asset Management Company Limited, Chairperson

ICICI Securities Limited, Chairperson

ICICI Bank Limited
Committee of Executive Directors, Chairperson
Grievance Redressal Committee for Borrowers identified as Wilful Defaulters, Chairperson
Corporate Social Responsibility Committee
Credit Committee
Customer Service Committee
Fraud Monitoring Committee
Risk Committee
Information Technology Strategy Committee
Committee of Senior Management

ICICI Bank UK Plc
Board Governance  & Ethics Committee

ICICI Bank Canada
Board Governance and  Remuneration Committee, Chairperson

ICICI Bank Eurasia Limited Liability Company
Governance Committee, Chairperson

ICICI Lombard General Insurance Company Limited
Board Governance Committee

ICICI Prudential Asset Management Company Limited
Governance Committee, Chairperson

ICICI Securities Limited
Governance Committee, Chairperson

6.
Mr. N. S. Kannan is the Executive Director and Chief Financial Officer of ICICI Bank. His responsibilities include Finance, Treasury, Commercial Banking, Corporate Legal, Risk Management, Secretarial, Corporate Communications and Corporate Branding. Prior to his current assignment at ICICI Bank, Mr. Kannan was the Executive Director of ICICI Prudential Life Insurance Company. Earlier, Mr. Kannan was the Chief Financial Officer and Treasurer of ICICI Bank.

Mr. N. S. Kannan has been with the ICICI Group for about 22 years. He joined the Group as a project officer. During his tenure at the ICICI Group he has also handled infrastructure financing, structured finance and treasury operations. He was designated as Executive Director & CFO on May 1, 2009 and currently heads the critical functions including finance, treasury and risk management. In 2013, Mr. Kannan was named the Best CFO in the Indian banking/financial services sector at the CNBC TV 18 CFO Awards for the second consecutive year.

Mr. Kannan is a postgraduate in management from the Indian Institute of Management, Bangalore with a gold medal for best all-round performance. He is also a Chartered Financial Analyst from the Institute of Chartered Financial Analysts of India and an Honours graduate in mechanical engineering. Mr. Kannan held 77,725 shares of the Company as on May 3, 2013.

Other Directorships	Committee Memberships
Name of Company	Name of Committee
ICICI Bank UK Plc

ICICI Bank Eurasia Limited Liability Company

ICICI Prudential Life Insurance Company Limited

ICICI Lombard General Insurance Company Limited

ICICI Prudential Asset Management Company Limited

ICICI Securities Primary Dealership Limited, Chairman

ICICI Bank Limited
Asset Liability Management Committee, Chairman
Committee of Executive Directors
Committee for Identification of Wilful Defaulters
Grievance Redressal Committee for Borrowers Identified as Wilful Defaulters
Share Transfer & Shareholders’/Investors’ Grievance Committee
Committee of Senior Management

ICICI Bank UK Plc
Board Governance & Ethics Committee

ICICI Bank Eurasia Limited Liability Company
Audit Committee, Chairman
Risk Committee, Chairman

ICICI Prudential Life Insurance Company Limited
Board Investment Committee
Board Risk Management Committee

ICICI Lombard General Insurance Company Limited
Investment Committee

ICICI Prudential Asset Management Company Limited
Committee of Directors, Chairman
Investment Committee

ICICI Securities Primary Dealership Limited
Audit Committee
Nomination Committee
Governance Committee

7.
Mr. K. Ramkumar is the Executive Director of ICICI Bank. Mr. Ramkumar joined the Bank in 2001 with rich experience of having served in leading companies like Hindustan Aeronautics, Brookebond Lipton India Limited (merged with Hindustan Unilever Limited) and ICI India Limited in the areas of Human Resources Management and Manufacturing. He is responsible for Human Resources, Customer Service & Operations. He joined the Board of Directors with effect from February 1, 2009 and is responsible for nurturing key institutions such as The Institute for Finance, Banking & Insurance and ICICI Manipal Academy for Banking & Insurance.

Mr. Ramkumar has completed his Post Graduate Diploma in Personnel Management from Madras School of Social Work in 1984 and B. Sc Chemistry in 1982.Mr. Ramkumar does not hold any shares of the Company as on May 3, 2013.

Other Directorships	Committee Memberships
Name of Company	Name of Committee
ICICI Prudential Life Insurance Company Limited ICICI Venture Funds Management Company Limited
ICICI Bank Limited
Committee of Executive Directors
Asset Liability Management Committee
Committee for Identification of Wilful Defaulters
Grievance Redressal Committee for Borrowers Identified as Wilful Defaulters
Committee of Senior Management

ICICI Prudential Life Insurance Company Limited
Board Audit Committee
Board Customer Service & Policyholders’ Protection Committee
Board Compensation and Nomination Committee

ICICI Venture Funds Management Company Limited
Compensation and Corporate Governance Committee
Employee Co-Invest Committee

By Order of the Board

Sandeep Batra
Group Compliance Officer
& Company Secretary

Mumbai, May 13, 2013

Registered Office:	Corporate Office:
Landmark	ICICI Bank Towers
Race Course Circle	Bandra-Kurla Complex
Vadodara 390 007	Mumbai 400 051